CONFIDENTIAL TREATMENT REQUEST BY
THE GOLDMAN SACHS GROUP, INC.

By U.S. Mail, Facsimile to (202) 772-9369 and EDGAR

December 14, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Terence O’Brien Accounting Branch Chief Mail Stop 7010

Re:	Confidential Treatment Request of The Goldman Sachs Group, Inc. in Connection with the Response to the October 17, 2007 and November 30, 2007 SEC Comment Letters

Dear Ladies and Gentlemen:

We refer to the comment letters, dated October 17, 2007 (the “October Comment Letter”) and November 30, 2007 (the “November Comment Letter”), of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding our 2006 Form 10-K.

The enclosed letter, dated November 8, 2007, responds to the October Comment Letter, contains confidential business and financial information and was submitted to the Staff on a confidential basis on that date. As requested by the Staff in the November Comment Letter, we are resubmitting the enclosed letter on a confidential basis to identify the specific information for which confidential treatment is being requested (the “Confidential Information”). This letter constitutes the request by The Goldman Sachs Group, Inc. for confidential treatment of the Confidential Information, which is identified in the enclosed letter by being enclosed in brackets and labeled with the numbers GS-01 through GS-13.

In accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83(c)), we hereby request that the Confidential Information be afforded confidential treatment under the Freedom of Information Act (“FOIA”) and be exempt from mandatory disclosure under FOIA. In accordance with Rule 83, we further request that we be promptly notified of any request for disclosure of any of the Confidential Information made pursuant to FOIA or otherwise so that we may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Pursuant to Rule 83, a copy of this request (but not the enclosed letter) is also being delivered to the Freedom of Information Act Officer of the Commission.

Any questions or notifications with respect to this request for confidential treatment should be directed to David A. Viniar at (212) 902-5419 or me at (212) 902-5675.

Very truly yours,

/s/ Sarah Smith

_________________
Sarah Smith
Controller and Chief Accounting Officer

(Enclosures)

cc:	(without enclosures)
Freedom of Information Act Officer
(Securities and Exchange Commission)

(with enclosures)
Terence O’Brien
Ryan Rohn
Jeanne Baker
(Securities and Exchange Commission)

David A. Viniar
Chief Financial Officer
(The Goldman Sachs Group, Inc.)

2